Nap Bar Inc. (the "Company") a Texas Corporation

Financial Statements

For the fiscal year ended December 31, 2024 and 2025

Balance Sheet

As of December 31, 2024

	Total
ASSETS	
Current Assets	
Bank Accounts	
10000 Cash and Cash Equivalent	
10007 Restricted Cash	35,250.00
Total 10000 Cash and Cash Equivalent	**35,250.00**
10001 Operating Account (5270)	12,480.11
Total Bank Accounts	**47,730.11**
Accounts Receivable	
12000 Accounts Receivable (A/R)	19,871.25
Total Accounts Receivable	**19,871.25**
Other Current Assets	
16000 Security Deposit	10,000.00
Total Other Current Assets	**10,000.00**
Total Current Assets	**77,601.36**
Fixed Assets	
15000 Property, plant, and equipment	
15007 Computers	40,000.00
15008 Pods	26,026.18
15100 Less-Accumulated Depreciation	-11,605.00
Total 15000 Property, plant, and equipment	**54,421.18**
Total Fixed Assets	**54,421.18**
TOTAL ASSETS	**$132,022.54**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
20005 AMEX CC - 1005	16,303.03
20010 Nap Bar Credit Card - 5107	15,894.28
20020 WF Credit Card - 4645	8,487.36
Total Credit Cards	**40,684.67**
Other Current Liabilities	
20001 Wells Fargo Small Business Advantage Loan	3,323.61
20025 Notes Payable	943.05
20300 City of Houston Payable	334.13
23900 Tax Exempt Payable	371.25
Total Other Current Liabilities	**4,972.04**
Total Current Liabilities	**45,656.71**
Long-Term Liabilities	

	Total
27000 Long-term debt	
27003 SBA Loan	1,512.00
Total 27000 Long-term debt	**1,512.00**
Total Long-Term Liabilities	**1,512.00**
Total Liabilities	**47,168.71**
Equity	
30100 401k Plan Investment	206,163.37
30300 Opening Balance Equity	1,776.00
30400 Paid-In Capital	16,812.33
30500 Owner Distributions	-38,387.83
30600 Retained Earnings	-138,027.15
30700 Paid In Capital (Wefunder)	127,850.00
Net Income	-91,332.89
Total Equity	**84,853.83**
TOTAL LIABILITIES AND EQUITY	**$132,022.54**

Profit and Loss

	Total
INCOME	
40000 Sales	29,431.89
40500 Revenue	
40520 Grant	989.50
40530 Sponsorship	1,000.00
40540 Pop-Up	8,563.44
Total 40500 Revenue	**10,552.94**
Total Income	**39,984.83**
COST OF GOODS SOLD	
57300 Subcontractors	11,860.86
Total Cost of Goods Sold	**11,860.86**
GROSS PROFIT	**28,123.97**
EXPENSES	
60000 Advertising Expense	11,665.90
61000 Auto Expenses	1,510.55
62000 Bank Charges	2,453.29
63000 Charitable Contributions Exp	301.75
63500 Conferences/Meetings	8,015.00
64000 Depreciation Expense	11,605.00
64500 Dues and Subscriptions	1,815.00
67000 Insurance	1,872.72
67005 Event Insurance	703.77
Total 67000 Insurance	**2,576.49**
68500 Legal and Professional Expense	12,860.49
68501 Legal Fees	575.00
68502 Accounting	4,904.00
68503 QuickBooks Payment Fees	84.66
68504 Professional Fees	9,000.00
68505 WeFunder Fundraising Fee	6,945.00
Total 68500 Legal and Professional Expense	**34,369.15**
69000 Licenses and Taxes Expense	
69001 Taxes	967.25
Total 69000 Licenses and Taxes Expense	**967.25**
70500 Business Meals	2,944.40
71000 Office Expense	8,527.04
71001 Office Supplies	3,180.64
71003 Printing & Postage	441.89
71004 Software Licenses and Subscriptions	3,955.03
Total 71000 Office Expense	**16,104.60**
71500 Parking and Tolls	51.65

	Total
73500 Postage	18.59
73505 Shipping	603.98
74000 Rent	
74002 Storage Rent	4,307.71
Total 74000 Rent	**4,307.71**
74500 Repairs & Maintenance Expense	210.41
75600 Training/Professional Development	250.00
76500 Travel Expense	2,802.59
76501 Hotel	1,765.71
76502 Air Fare	2,671.32
76503 Other Travel Expense	1,025.36
Total 76500 Travel Expense	**8,264.98**
77000 Utilities Expense	
77001 Internet and Telecommunications Expense	2,445.23
77003 Electricity Expense	533.60
Total 77000 Utilities Expense	**2,978.83**
Total Expenses	**111,014.53**
NET OPERATING INCOME	-82,890.56
OTHER INCOME	
40200 Other Income-1	
40201 Credit Card Rewards	214.09
Total 40200 Other Income-1	**214.09**
Total Other Income	**214.09**
OTHER EXPENSES	
67500 Interest Expense	8,656.42
Total Other Expenses	**8,656.42**
NET OTHER INCOME	-8,442.33
NET INCOME	$ -91,332.89

Statement of Cash Flows

January - December 2024

	Total
OPERATING ACTIVITIES	
Net Income	-91,332.89
Adjustments to reconcile Net Income to Net Cash provided by operations:	
12000 Accounts Receivable (A/R)	-19,871.25
16000 Security Deposit	-10,000.00
15100 Property, plant, and equipment:Less-Accumulated Depreciation	11,605.00
20005 AMEX CC - 1005	338.16
20010 Nap Bar Credit Card - 5107	5,611.19
20011 Nap Bar, LLC - 0297	-2,607.93
20012 Nap Bar, LLC Credit Card - 4645	-8,937.56
20020 WF Credit Card - 4645	8,487.36
20001 Wells Fargo Small Business Advantage Loan	3,323.61
20025 Notes Payable	943.05
23900 Tax Exempt Payable	371.25
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-10,737.12**
Net cash provided by operating activities	**-102,070.01**
FINANCING ACTIVITIES	
27003 Long-term debt:SBA Loan	1,512.00
30100 401k Plan Investment	7,689.04
30300 Opening Balance Equity	276.00
30400 Paid-In Capital	25,927.18
30500 Owner Distributions	-1,448.55
30600 Retained Earnings	-11,370.58
30700 Paid In Capital (Wefunder)	127,850.00
Net cash provided by financing activities	**150,435.09**
NET CASH INCREASE FOR PERIOD	**48,365.08**
Cash at beginning of period	-634.97
CASH AT END OF PERIOD	**$47,730.11**

Balance Sheet

As of December 31, 2025

	Total
ASSETS	
Current Assets	
Bank Accounts	
10001 Operating Account (5270)	7,587.15
Total Bank Accounts	**7,587.15**
Other Current Assets	
16000 Security Deposit	10,000.00
Total Other Current Assets	**10,000.00**
Total Current Assets	**17,587.15**
Fixed Assets	
15000 Property, plant, and equipment	
15007 Computers	40,000.00
15008 Pods	26,026.18
15100 Less-Accumulated Depreciation	-11,605.00
Total 15000 Property, plant, and equipment	**54,421.18**
Total Fixed Assets	**54,421.18**
TOTAL ASSETS	**$72,008.33**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
20005 AMEX CC - 1005	-12,285.55
20010 Nap Bar Credit Card - 5107	15,220.39
20020 WF Credit Card - 4645	7,998.71
Total Credit Cards	**10,933.55**
Other Current Liabilities	
20001 Wells Fargo Small Business Advantage Loan	2,501.22
20025 Note Payable - Frederick McGhee (KCG, LLC)	943.05
20030 Note Payable - Khaliah Guillory	7,689.04
20300 City of Houston Payable	334.13
Total Other Current Liabilities	**11,467.44**
Total Current Liabilities	**22,400.99**
Long-Term Liabilities	
27000 Long-term debt	
27003 SBA Loan	1,416.00
Total 27000 Long-term debt	**1,416.00**
Total Long-Term Liabilities	**1,416.00**
Total Liabilities	**23,816.99**
Equity	
30100 401k Plan Investment	198,474.33
30200 External Contributions	2,818.00

	Total
30300 Opening Balance Equity	1,776.00
30400 Paid-In Capital	16,812.33
30500 Owner Distributions	-886.77
30600 Retained Earnings	-272,982.62
30700 Paid In Capital (Wefunder)	119,250.00
Net Income	-17,069.93
Total Equity	**48,191.34**
TOTAL LIABILITIES AND EQUITY	**$72,008.33**

Profit and Loss

	Total
INCOME	
40000 Sales	14,590.00
40500 Revenue	
40510 Donation	1,656.10
40520 Grant	14,300.00
40540 Pop-Up	345.62
Total 40500 Revenue	**16,301.72**
Total Income	**30,891.72**
COST OF GOODS SOLD	
57300 Subcontractors	1,839.08
Total Cost of Goods Sold	**1,839.08**
GROSS PROFIT	**29,052.64**
EXPENSES	
60000 Advertising & Marketing	4,951.71
61000 Auto Expenses	6,142.87
62000 Bank Charges	942.19
62050 AMEX Credit Card Membership Fee	695.00
63000 Charitable Contributions Exp	101.00
64500 Dues and Subscriptions	1,685.99
67000 Insurance	2,715.67
67005 Event Insurance	541.35
Total 67000 Insurance	**3,257.02**
68500 Legal and Professional Expense	745.00
68501 Legal Fees	3,000.00
68502 Accounting	4,050.00
68504 Professional Fees	2,100.00
68505 WeFunder Fundraising Fee	1,998.75
Total 68500 Legal and Professional Expense	**11,893.75**
69000 Licenses and Taxes Expense	325.00
70500 Business Meals	692.62
71000 Office Expense	3,350.00
71001 Office Supplies	48.06
71003 Printing & Postage	-37.50
71004 Software Licenses and Subscriptions	1,311.96
71005 Office Cleaning	125.00
Total 71000 Office Expense	**4,797.52**
71500 Parking and Tolls	329.83
73505 Shipping	819.70
74000 Rent	
74001 Building Rent	3,495.00
74002 Storage Rent	1,767.71

	Total
Total 74000 Rent	**5,262.71**
75500 Supplies	674.13
76500 Travel Expense	1,491.45
76502 Air Fare	396.53
76503 Other Travel Expense	152.03
Total 76500 Travel Expense	**2,040.01**
77000 Utilities Expense	
77001 Internet and Telecommunications Expense	1,101.73
77003 Electricity Expense	931.35
Total 77000 Utilities Expense	**2,033.08**
89002 Medical Care	237.00
Other travel expense	8.00
QuickBooks Payments Fees	251.99
Total Expenses	**47,141.12**
NET OPERATING INCOME	**-18,088.48**
OTHER INCOME	
Other Income	5,097.19
Total Other Income	**5,097.19**
OTHER EXPENSES	
67500 Interest Expense	4,078.64
Total Other Expenses	**4,078.64**
NET OTHER INCOME	**1,018.55**
NET INCOME	**$ -17,069.93**

Statement of Cash Flows

January - December 2025

	Total
OPERATING ACTIVITIES	
Net Income	-17,069.93
Adjustments to reconcile Net Income to Net Cash provided by operations:	
12000 Accounts Receivable (A/R)	19,871.25
20005 AMEX CC - 1005	-28,588.58
20010 Nap Bar Credit Card - 5107	-673.89
20020 WF Credit Card - 4645	-488.65
20001 Wells Fargo Small Business Advantage Loan	-1,557.14
23900 Tax Exempt Payable	-371.25
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-11,808.26**
Net cash provided by operating activities	**-28,878.19**
FINANCING ACTIVITIES	
27003 Long-term debt:SBA Loan	-96.00
30200 External Contributions	2,818.00
30500 Owner Distributions	-886.77
30600 Retained Earnings	-4,500.00
30700 Paid In Capital (Wefunder)	9,000.00
Net cash provided by financing activities	**6,335.23**
NET CASH INCREASE FOR PERIOD	**-22,542.96**
Cash at beginning of period	30,130.11
CASH AT END OF PERIOD	**$7,587.15**

Nap Bar Inc.
Statement of Changes in Equity

Accounts	2025	2024
Opening Balance of Stockholders' Equity	84,854	176,187
Net Loss	(17,070)	(91,333)
Owner Contributions	11,818	161,466
Owner Distributions	(887)	(38,388)
Closing Balance of Stockholders' Equity	48,191	84,854

Unaudited

Nap Bar Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2024 and 2025
$USD

1. ORGANIZATION AND PURPOSE

Nap Bar Inc. (the "Company") is a corporation organized on January 16, 2019 under the laws of Texas.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.